**VIDANGEL ENTERTAINMENT CF SPV, LLC**
**SUBSCRIPTION AGREEMENT**

This Subscription Agreement (this "Agreement") is made and entered into as of the date this Agreement is countersigned by the Co-Issuer (the "Effective Date") by and among VidAngel Entertainment CF SPV, LLC, a Delaware limited liability company (the "Company"), and the undersigned investor (the "Purchaser") and each subsequent investor purchasing securities pursuant to this Agreement (together, with the Purchaser, from time to time, the "Purchasers"). Capitalized terms used but not defined herein have the meanings set forth in the Operating Agreement of the Company (the "Operating Agreement").

## ARTICLE 1
## SALE OF PREFERRED SERIES A UNITS

1.1     Sale of Preferred Series A Units. Subject to the terms and conditions hereof, at the Closing (as defined below) and in reliance upon the exemptions set forth in Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and subject to the Form C, filed by the Company with the Securities and Exchange Commission (the "Form C"), the Company will issue and sell to each Purchaser, and each such Purchaser agrees to purchase from the Company, the number of Preferred Series A Units of the Company (the "Preferred Series A Units") set forth on the signature page, at a price per Preferred Series A Unit equal to $1.23 (the "Purchase Price"). The Preferred Series A Units shall have the rights, privileges and preferences as set forth in the Operating Agreement of the Company.

## ARTICLE 2
## CLOSING; DELIVERY

2.1     Closing. The initial closing of the purchase and sale of the Preferred Series A Units (the "Initial Closing") shall be held at the offices of the Company, immediately following the close of business on the Effective Date, or at such other time and place upon which the Company and the Purchasers shall agree (which time and place are designated as the Initial Closing). In the event there is more than one closing, the term "Closing" shall apply to each such closing unless otherwise specified.

2.2     Payment; Delivery. Purchaser shall pay to the Company the total Purchase Price upon execution of this Agreement by ACH, credit card or wire transfer to the escrow facilitator, North Capital Private Securities (the "Escrow Facilitator"), such payment to be held by the Escrow Facilitator until such time that it either (a) is refunded to Purchaser or (b) included in a Closing. If Purchaser's payment is refunded to Purchaser prior to being included in a Closing, Purchaser's subscription will be cancelled and Purchaser shall have no rights as a Member of the Company. At each Closing, the Company will issue to each Purchaser the number of Preferred Series A Units being purchased at such Closing against payment of the Purchase Price.

2.3     Purpose; Use of Proceeds. The Company was formed as a special purpose crowdfunding financing vehicle for the sole purpose of providing equity financing to VidAngel Entertainment, Inc., a Delaware corporation ("Issuer") through the purchase of Issuer's Series A Preferred Shares. To achieve this purpose, the Company is offering up to Four Million Sixty-Five Thousand Forty (4,065,040) of its Preferred Series A Units in a Regulation Crowdfunding offering (the "Offering"). In accordance with the directions of the Company's manager, VidAngel Entertainment, Inc., a Delaware corporation (the "Manager"), as it shall be constituted in accordance with the Operating Agreement, the proceeds from the sale of the Preferred Series A Units shall be used for the purposes set out in the joint Form C of the Issuer and the Company.

## ARTICLE 3
## REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby makes the following representations and warranties to each Purchaser as of the date of the Initial Closing, subject to the statements, exceptions and other information set forth on the Form C disclosure schedule dated and delivered as of the date of this Agreement by the Company to Purchasers (the "Disclosure Schedule"). For the purposes of this Agreement, each statement or other item of information set forth in the Disclosure Schedule shall be deemed to be a representation and warranty made by the Company under this Article 3.

3.1 Organization and Standing; Operating Agreement. The Company is a limited liability company duly formed and organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties. The Operating Agreement is in full force and effect as of the date hereof and has not been modified, altered or amended since its adoption by the then existing members of the Company.

3.2 Power and Authority; Valid Issuance. The Company has all requisite power and authority to execute and deliver this Agreement, the Operating Agreement, and any other agreements contemplated hereby or thereby (collectively, the "Other Agreements"), to sell and issue the Preferred Series A Units hereunder and to carry out and perform its obligations under the terms of this Agreement, the Operating Agreement and the Other Agreements. The Preferred Series A Units being purchased by the Purchasers hereunder, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued and fully paid and will be free of restrictions on transfer other than restrictions on transfer under this Agreement, the Operating Agreement and under applicable state and federal securities laws.

3.3 Capitalization. Pursuant to the Operating Agreement, a total of Four Million Sixty-Five Thousand Forty (4,065,040) Preferred Series A Units are authorized for issuance by the Company. There are no outstanding or authorized options, warrants, convertible or exchangeable securities, subscriptions, rights, phantom unit or other equity, profit participation, or similar rights or commitments of any character whatsoever, relating to the partnership interests of, or other equity or voting interest in, the Company, to which the Company or any subsidiary of the Company is a party or is bound requiring the issuance, delivery or sale of Preferred Series A Units.

3.4 Authorization; No Breach. The execution, delivery and performance of this Agreement, and the Operating Agreement and the Other Agreements, and the consummation of all transactions contemplated hereby or thereby, including but not limited to the Offering, sale and issuance of the Preferred Series A Units pursuant to this Agreement, have been duly authorized by all required company actions of the Company. This Agreement, the Operating Agreement and the Other Agreements constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as may be limited by principles of public policy, and subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies. The execution and delivery by the Company of this Agreement and the Other Agreements, and the consummation of the transactions contemplated hereby and thereby, including but not limited to the sale and issuance of the Preferred Series A Units pursuant to this Agreement, do not and will not (with or without due notice, lapse of time, or both): (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in the creation of any lien, security interest, charge or encumbrance upon the Preferred Series A Units of the Company's assets pursuant to, or (iv) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any court or administrative or governmental body or agency pursuant to, the Company's Certificate of Formation, the Operating Agreement, any law, statute, rule or regulation to which the Company is subject, or any instrument, order, judgment or decree to which the Company is subject, or any agreement to which the Company is a party.

3.5     Ownership of Preferred Series A Units.  Upon issuance and delivery of the Preferred Series A Units to the Purchasers pursuant to this Agreement in consideration of each Purchaser's payment therefor, the Preferred Series A Units will be free and clear of all liens, charges and encumbrances or restrictions on transfer, other than (i) restrictions on transfer set forth herein, in the Operating Agreement or in the Other Agreements, (ii) any liens, charges or encumbrances created by a Purchaser, and (iii) restrictions on transfer under applicable state and federal securities laws.  The delivery of the Preferred Series A Units to each Purchaser at the Closing will transfer good and valid title to, and beneficial ownership of the Preferred Series A Units, other than as a result of any encumbrances, liens and claims described in clauses (i) and (ii) of the preceding sentence.  Other than as set forth in the Operating Agreement, the issuance and sale of the Preferred Series A Units pursuant hereto will not give rise to any preemptive or participation rights or rights of first refusal.

3.6     Consents.  Assuming the accuracy of the representations made by the Purchasers in Article 4 of this Agreement, no consent, approval, qualification, order or authorization of, or filing with, any governmental authority or any other person or entity required on the part of the Company is required in connection with the Company's valid execution, delivery or performance of this Agreement, the Operating Agreement or the Other Agreements, or the offer, sale or issuance of the Preferred Series A Units by the Company or the consummation of any other transaction contemplated on the part of the Company hereby, except filings pursuant to Regulation CF of the Securities Act, and applicable state securities laws, which have been made or will be made in a timely manner.

3.7     Litigation.  There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened (i) against the Company or (ii) against any consultant, officer, manager or key employee of the Company arising out of his or her consulting, employment or manager relationship with the Company or that could otherwise adversely affect the Company.

3.8     Brokers or Finders.  Except as set forth in the Disclosure Schedule, the contents of which Purchaser hereby acknowledges and consents, Company has not incurred, directly or indirectly, as a result of any agreement entered into or action taken by the Company, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement.

## ARTICLE 4
## REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser hereby represents and warrants to the Company with respect to the purchase of the Preferred Series A Units as follows:

4.1     Company Documents. Such Purchaser declares that he, she or it has carefully read, understands, and agrees to abide by the terms set forth in this Agreement, the Disclosure Schedule, and the Operating Agreement, including without limitation, (a) the fee arrangements, (b) all other terms of the offering, including all risk factors, tax considerations, ERISA considerations, and withdrawal, redemption, transfer and other restrictions, and (c) all of the powers, duties and obligations of the Manager and it actual or potential conflicts of interest.  Purchaser confirms that the Company or its representative has made available to Purchaser the opportunity to ask questions of, and receive answers from, the Company concerning the Company and the terms and conditions of this offering, and to obtain any additional information that the Company had in its possession or was able to acquire without unreasonable effort or expense that was necessary to verify the accuracy of the information.

4.2     Investment Limitations; Acceptance of Subscription.  Purchaser is aware of its investment limitations based on Purchaser's annual net income, net worth and previous investments through other regulation crowdfunding offerings and is compliant with such limitations based on the total amount of Preferred Series A Units purchased. Any and all documents delivered by such Purchaser in connection with the Offering, including this Agreement, are true and complete in all respects, and none of the foregoing include an untrue statement of a fact or omit to state a fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.  Such Purchaser hereby acknowledges and agrees that the Company may need to request additional information from such Purchaser before the Company is able to determine whether to accept or reject such Purchaser's subscription, and Purchaser agrees to provide such information in a timely manner.  If such Purchaser's subscription is rejected, the Company shall return any funds transferred to the Escrow Facilitator by such Purchaser as soon as practicable, without interest, along with this Agreement and any other documents delivered to the Company by such Purchaser. Purchaser understands and agrees that the Offering may not close for Purchaser until his, her or its identity is verified and approved with the Escrow Facilitator, and such Purchaser's payment of the Purchase Price has cleared the escrow account.

4.3     Economic Risk.  Such Purchaser understands that the purchase of the Preferred Series A Units hereunder is a speculative investment which involves a high degree of risk of loss of such Purchaser's investment therein.  Such Purchaser is able to bear the economic risk of his, her or its investment in the Preferred Series A Units for an indefinite period of time, including the risk of a complete loss of such Purchaser's investment in such securities.  Such Purchaser acknowledges that the Preferred Series A Units have not been registered under the Securities Act and, therefore, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.  The foregoing does not, however, limit or modify the representations and warranties of the Company set forth in Article 3 of this Agreement or the right to such Purchaser to rely thereon.

4.4     Investment.  This Agreement is made with such Purchaser in reliance upon such Purchaser's representation to the Company, which by such Purchaser's execution of this Agreement, such Purchaser hereby confirms, that the Preferred Series A Units to be acquired by such Purchaser will be acquired for investment for such Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same.  By executing this Agreement, such Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Preferred Series A Units.  If other than an individual, the Purchaser also represents that it has not been formed for the specific purpose of acquiring the Preferred Series A Units.

4.5     Execution, Delivery and Performance.  Such Purchaser has full right, power and authority to execute and deliver this Agreement, the Operating Agreement and the Other Agreements and to perform his, her or its obligations hereunder and thereunder.  Such Purchaser acknowledges and agrees that the Preferred Series A Units purchased will be subject to the terms and provisions of this Agreement, the Disclosure Schedule, the Operating Agreement and the Other Agreements.  This Agreement, the Disclosure Schedule, the Operating Agreement and the Other Agreements, when so executed and delivered by such Purchaser, will constitute valid and binding obligations of such Purchaser, enforceable against such Purchaser in accordance with their respective terms, except as may be limited by principles of public policy, and subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.  No consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental authority or third person is required to be obtained by such Purchaser in connection with the execution and delivery of this Agreement, the Disclosure Schedule, the Operating Agreement or the Other Agreements or the performance of such Purchaser's obligations hereunder or thereunder.

4.6     Restricted Securities.  Such Purchaser understands that the Preferred Series A Units have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein.  Such Purchaser understands that the Preferred Series A Units are "Restricted Securities" under applicable United States federal and state securities laws and that, pursuant to these laws, such Purchaser must hold the Preferred Series A Units indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available.  Such Purchaser acknowledges that the Company has no obligation to register or qualify the Preferred Series A Units for resale.  Such Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Preferred Series A Units, and on requirements relating to the Company which are outside of such Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

4.7     Securities Subordinate to Senior Debt.  Such Purchaser understands that the Preferred Series A Units would be subordinate and junior in right of payment and remedies to the payment in full of any Senior Debt incurred by the Issuer concurrently with this Offering or in the future, and that if any amounts remain outstanding under any such Senior Debt the holders of the Preferred Series A Units may be subject to standstill or other restrictions on their ability to receive distributions or to exercise remedies.

4.8     No Public Market.  Such Purchaser understands that no public market now exists for any of the securities issued by the Company and that the Company has made no assurances that a public market will ever exist for the Company's securities.

4.9     Access to Data.  Such Purchaser acknowledges that he, she or it has had a full opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Preferred Series A Units, and has had full access to the Company's Manager and officers and such other information concerning the Company as he, she or it has requested.  The foregoing, however, does not limit or modify the representations and warranties of the Company set forth in Article 3 of this Agreement or the right of such Purchaser to rely thereon.

4.10     Legends.  Such Purchaser understands that the Preferred Series A Units, and any securities issued in respect of or exchange for the Preferred Series A Units, may bear any one or more of the following legends:  (a) any legend set forth in, or required by, the Operating Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the Preferred Series A Units represented by the certificate so legended; and (c) the legend substantially as follows:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF.  NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

> THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A

*CERTAIN OPERATING AGREEMENT BY AND AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY."*

4.11　　No Chargeback. Such Purchaser (i) has not shared access to their platform account on the Opera website, (ii) has provided their personally identifiable information to verify their identity, and (iii) is making all representations on their own behalf such that such Purchaser cannot claim non-authorization of payment as an excuse to request a chargeback of their Purchase Price.

4.12　　Exculpation Among Purchasers. Such Purchaser acknowledges that he, she or it is not relying upon any person, other than the Company and its officers and Manager, in making its investment or decision to invest in the Company. Such Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, managers, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Preferred Series A Units.

4.13　　Brokers or Finders. Such Purchaser has not incurred and will not incur, directly or indirectly, as a result of any action taken by such Purchaser, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement.

4.14　　Residence. If such Purchaser is an individual, then such Purchaser resides in the state identified in the address of the Purchaser set forth on the signature page, and is at least eighteen (18) years of age; if the Purchaser is a partnership, corporation, limited liability company or other entity, then its principal place of business is located at the address identified in the address of the Purchaser set forth on the signature page.

4.15　　Benefit Plans. If such Purchaser is an ERISA Plan or an IRA or a Keogh plan subject to Section 4975 of the Code, the person signing this Agreement on behalf of the Purchaser is or is acting at the direction of, a plan fiduciary duly authorized to sign this Agreement on behalf of the plan (the "Authorized Fiduciary"). The Authorized Fiduciary has independently determined that the investment by the plan in the Company satisfies all requirements of ERISA, if applicable, specifically including the "prudent man" standard of ERISA Section 404(a)(1)(B) and the "diversification" standard of ERISA Section 404(a)(1)(C), and is not a prohibited transaction under any provision of ERISA Section 406 or Code Section 4975. If the Purchaser has identified to the Company that it is not currently a Benefit Plan Investor, but the Purchaser becomes a Benefit Plan Investor, such Purchaser will disclose to the Manager promptly in writing such fact and also the percentage of such Purchaser's equity interest held by Benefit Plan Investors.

4.16　　Tax Matters.

A.　　If such Purchaser is a "charitable remainder trust" within the meaning of Section 664 of the Internal Revenue Code of 1986, as amended (the "Code"), the Purchaser has advised the Manager in writing of such fact and such Purchaser acknowledges that it understands the risks, including specifically the tax risks, if any, associated with its investment in Company.

B.　　If such Purchaser is, for United States federal income tax purposes, a partnership, a grantor trust, a limited liability company taxed as a partnership or an S corporation: (a) substantially all of the value of each of the Purchaser's beneficial owner's interest (direct or indirect) in the entity that is acquiring the Preferred Series A Units is not, and will not be at any time during the term of the Company, attributable to such entity's interest (direct or indirect) in the Company, and (b) such entity was not formed, and is not being used, for the purpose of limiting the number of partners in the Company in order to permit the

Company to satisfy the 100-partner limitation contained in the "publicly traded partnership" rules of Section 7704(b) of the Code and regulations issued thereunder (the "Treasury Regulations").

C.       Such Purchaser understands that if it (or, if the Purchaser is treated as a partnership or a disregarded entity for U.S. federal income tax purposes, any beneficial owner thereof) is otherwise exempt from tax, an investment in the Company may produce income that constitutes "unrelated business taxable income" within the meaning of Section 512 of the Code for federal income tax purposes, including by reason of the "debt-financed property" rules of the Code.

D.       Such Purchaser understands that if it is not a United States Person (as defined below), an investment in the Company may subject the Purchaser to significant United States income taxes, including withholding taxes, and may subject the Purchaser to certain United States tax reporting and filing obligations.

E.       Such Purchaser is not acquiring the Preferred Series A Units with a view to realizing benefits under United States federal income tax laws, and no representations have been made to the Purchaser that any such benefits will be available as a result of the Purchaser's acquisition, ownership or disposition of the Preferred Series A Units.

F.       If such Purchaser is a United States Person (as defined below):  The Purchaser certifies under penalties of perjury that the Purchaser is a United States Person.  For this purpose, "United States Person" means (i) a citizen or resident of the United States, (ii) an entity created or organized in or under the laws of the United States or any political subdivision thereof that is treated for United States federal income tax purposes as a corporation or partnership, (iii) a trust, if either the (A) administration of which a court within the United States is able to exercise primary supervision over or for which one or more United States Persons (including individual citizens or residents of the United States) has the authority to control all substantial decisions or (B) trust has a valid election in effect to be treated as a United States Person or (iv) an estate the income of which is or will be subject to United States federal income taxation regardless of its source.  ***The Purchaser has consulted its own tax adviser regarding other forms that may be delivered to the Company to reduce or eliminate withholding or other taxes.***

G.       Such Purchaser has reviewed with the Purchaser's own tax advisors the U.S. federal, state, local and foreign tax consequences of an investment in the Company, and the Purchaser will look solely to, and rely upon, its own advisers with respect to the tax consequences of the Purchaser's investment in the Preferred Series A Units.  Such Purchaser shall be responsible for the Purchaser's own tax liability that may arise as a result of the transactions contemplated by this Agreement and the Operating Agreement.  Such Purchaser is relying solely on its own advisors with respect to the tax consequences to the Purchaser attributable to the Preferred Series A Units and the provisions of this Agreement and the Operating Agreement.

**ARTICLE 5**
**CONDITIONS TO CLOSING**

5.1       Conditions to Closing of Purchasers.  The obligations of each Purchaser to purchase the Preferred Series A Units at the Initial Closing or any subsequent Closing are subject to the fulfillment on or prior to the Closing of the following conditions:

A.       The representations and warranties made by the Company in Article 3 hereof shall be true and correct as of the Closing with the same force and effect as if made on such date.

B.    All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to the Closing shall have been performed or complied with.

C.    All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Preferred Series A Units pursuant to this Agreement shall be obtained and effective as of the Closing.

D.    This Agreement, the Disclosure Schedule, the Operating Agreement and the Other Agreements shall have been executed and delivered by the Company, the Purchasers and all other members of the Company (as applicable) at the Closing.

5.2    <u>Conditions to Closing of the Company</u>.  The Company's obligation to sell and issue the Preferred Series A Units at the Closing are, at the option of the Company, subject to the fulfillment as of the Closing of the following conditions:

A.    The representations and warranties of the Purchaser contained in <u>Article 4</u> hereof shall be true and correct as of the Closing with the same force and effect as if made on such date.

B.    All covenants, agreements and conditions contained in this Agreement to be performed by the Purchaser on or prior to the Closing shall have been performed or complied with.

C.    All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Preferred Series A Units pursuant to this Agreement shall be obtained and effective as of the Closing.

D.    The Purchaser shall have executed and delivered this Agreement, the Disclosure Schedule, the Operating Agreement and the Other Agreements.

E.    The Purchaser shall have delivered to the Company all documents reasonably requested by the Company in connection the Company's verification that Purchaser is purchasing Preferred Series A Units that are within Purchaser's investment limitations based on Purchaser's annual net income, net worth and previous investments through other regulation crowdfunding offerings and is compliant with such limitations based on the total amount of Preferred Series A Units purchased in accordance with the methods identified in Section 4(a)(6)of the Securities Act.

F.    Purchaser hereby acknowledges that he, she or it has received and reviewed a complete copy of the Operating Agreement, and agrees that upon execution of this Agreement and the counterpart signature page to the Operating Agreement, and as of Closing, Purchaser shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement as though an original party thereto, and shall be deemed, and is hereby admitted as a Preferred Series A Member for all purposes thereof and entitled to all of the rights incidental thereto.

G.    <u>Purchaser hereby acknowledges that he, she, or it has received and reviewed copies of the North Capital Private Securities Offering Disclosure and Form CRS, each of which is appended to this Agreement.</u>

H.    The Company has received the Purchase Price for the Preferred Series A Units Purchaser is purchasing hereunder.

## ARTICLE 6
## MISCELLANEOUS

6.1    Survival of Warranties.  The representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

6.2    Applicable Law; Arbitration; Attorney's Fees.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to principles of conflict of laws, and the rights, duties, and obligations of the Members shall be as stated in the Act except as provided herein. All actions or proceedings arising out of or relating to this Agreement, the breach thereof, the matters hereunder or the interpretation or enforcement of any of the terms or conditions contained in this Agreement ("Proceeding") will be resolved, by submitting the Proceeding to binding arbitration under the American Arbitration Association for arbitration under its Commercial Dispute Rules. Such arbitration will be held solely in County of Kent, Delaware.   THE PARTIES HEREBY WAIVE THEIR RIGHT TO JURY TRIAL WITH RESPECT TO ALL CLAIMS AND ISSUES ARISING OUT OF OR RELATING TO THIS AGREEMENT WHETHER SOUNDING IN CONTRACT OR TORT AND UNDERSTAND THAT SUCH WAIVERS ARE VALID UNDER THE GOVERNING LAW. The parties hereby consent to and grant any such court jurisdiction over the persons of such parties and over the subject matter of any such dispute and agree that delivery or mailing of process or other papers in connection with any such action or proceeding in the manner provided in this Section 6.2 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.  The prevailing party in any arbitration, lawsuit or other legal proceeding brought as a result of a breach by any party of this Agreement, or to enforce any party's rights under this Agreement, or pertaining to the subject matter of this Agreement, or otherwise relating to this Agreement, shall be entitled to recover its costs, including reasonable outside attorneys' and expert fees, incurred therein.

6.3    Successors and Assigns.  Except as otherwise expressly provided herein, this Agreement shall be binding upon and will inure to the benefit of the respective successors and assigns of such parties whether so expressed or not.

6.4    Amendments and Waivers.  Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of at least fifty percent (50%) of the then-outstanding Preferred Series A Units.  Any amendment or waiver effected in accordance with this Section 6.4 shall be binding upon the Purchasers and any permitted transferee of the Preferred Series A Units, each future holder of all such securities, and the Company.

6.5    Entire Agreement; Conflict.  This Agreement, the Disclosure Schedule, the Operating Agreement, the Other Agreements and the other documents delivered pursuant hereto at the Closing constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.  In the event any conflict between this Agreement, the Disclosure Schedule, and the Operating Agreement, the Operating Agreement shall control for all purposes.

6.6     Notices.  All notices, demands or other communications to be given or delivered hereunder or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been properly served if (a) delivered personally, (b) delivered by a recognized overnight courier service, (c) sent by certified or registered mail, return receipt requested and first class postage prepaid, or (d) sent by facsimile or email transmission with unmodifiable proof of content, delivery, and time of delivery, as follows:

       (i)     If to the Company, to:

           VidAngel Entertainment CF SPV, LLC
           Attention: Jeremy Lewis, the President of its Manager
           230 N 1200 E, Ste. 204
           Lehi, Utah 84043
           Email: jlewis@vidangel.com

           with a copy to (which shall not constitute notice):

           Snell & Wilmer L.L.P.
           15 W. South Temple, Suite 1200
           Salt Lake City, Utah 84101
           Attention: Brad Merrill
           Email: bmerrill@swlaw.com

       (ii)     If to any Purchaser, to the address set forth on the signature page hereto

or to such other person or address as any party shall specify by notice in writing to the other party. The date of receipt of such notice shall be (x) the date such notice is personally delivered or sent by facsimile or email transmission, (y) three Business Days after the date of mailing if sent by certified or registered mail or (z) one Business Day after date of delivery to the overnight courier if sent by overnight courier. As used herein, "Business Day" means all calendar days which are not a Saturday, Sunday or federal legal holiday.

6.7     Delays or Omissions.  Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to either the Purchaser or the Company upon any breach or default of the other under this Agreement, shall impair any such right, power or remedy of such party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party as to any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8     Expenses. The Company and the Purchasers shall each bear the entire cost of its own expenses and legal fees incurred on their behalf with respect to this Agreement, the Disclosure Schedule, the Operating Agreement, the Other Agreements and the transactions contemplated hereby and thereby. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.9     <u>Severability</u>. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, invalid, unenforceable or void, this Agreement shall continue in full force and effect without said provision. In such event, the parties shall negotiate, in good faith, a legal, valid and enforceable substitute provision which most nearly effects the intent of the parties in entering into this Agreement.

6.10    <u>Titles and Subtitles</u>. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

6.11    <u>Counterpart Execution</u>.  This Agreement may be executed in two or more counterparts, all of which shall, in the aggregate, be considered to be one Agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

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**IN WITNESS WHEREOF**, the parties hereto have executed this Preferred Series A Unit Subscription Agreement as of the Effective Date.


**PURCHASERS:**


_____

*[Entity Name if Applicable]*


By:      _____
          [*Signature of Purchaser*]

Print Name:   _____
Title:       _____

**Address:**_____

_____

**Number of Units:**_____

**Aggregate Subscription Amount: US$**_____

**IN WITNESS WHEREOF**, the parties hereto have executed this Preferred Series A Unit Subscription Agreement as of the Effective Date.


**COMPANY:**


VidAngel Entertainment CF SPV, LLC
a Delaware limited liability company


By:      _____

             Jeremy Lewis

Its:      President of the Manager


The offer to purchase Preferred Series A Units as set forth above is confirmed and accepted by the Issuer as to _____ Series A Units for the Purchase Price of $_____ as of _____ (the "Effective Date").